An Important Message for Dow Chemical Shareholders
From Sisters of Mercy, Regional Community of Detroit Charitable Trust

Vote FOR Agenda Item #4 on the Dow Chemical Proxy:
Report on Environmental Remediation in Midland Area

Dear Fellow Dow Chemical Shareholder,

We are writing to urge you to vote in favor of Proposal # 4 on the proxy ballot. The proposal asks our company to issue a report to shareholders summarizing the pace and effectiveness of the environmental remediation process being undertaken by Dow in the vicinity of and downstream from its Midland headquarters. In our opinion, this report requires a fundamentally different approach from the communications the company has engaged in to date – one which would allow shareholders to better understand the long term financial risks the management is taking by its current remedial approaches, which have been characterized by regulators as too slow and too inadequate to the public health and environmental concerns posed.

Our resolution focuses on the impact of Dow's own contamination of its local environment, stretching more than 50 miles through two river systems to the Saginaw Bay of Lake Huron, making it one of the largest contamination sites in the nation. In the Saginaw River downstream of Dow Chemical's Midland plant, dioxin levels have been measured above 1.6 million parts per trillion, the highest levels in the Great Lakes region. By contrast, the residential cleanup standard in Michigan of 90 parts per trillion. Thousands of acres of floodplain properties, which include, homes, yards, parks and wildlife refuge areas are subject to frequent high water events which deposit contaminated sediments where people live and recreate.

The levels of public health concern are serious, despite Dow Chemical's attempt to portray them as trivial. Residents living in contaminated areas have been advised to by the state of Michigan to:
• avoid having children play in soils known or suspected to contain higher levels of chemical contaminants and discourage them from eating dirt or putting toys or other objects in their mouths;
• consider wearing a face mask in dusty conditions, and
• wash all exposed body surfaces, preferably by showering, as soon as possible after gardening.

While this issue had been a state-managed issue, in 2007 the US Environmental Protection Agency (EPA) intervened because of its concerns about the high levels of dioxins found in the sediments and the risks associated with contaminant migration. EPA issued consent orders requiring immediate action to remove hazardous sediments from areas with some of the highest dioxin concentrations, and required Dow to take certain actions regarding the downstream migration of contaminants to Lake Huron. But these actions are only a tiny fraction of the actions likely to be required of Dow Chemical to abate the problems our company has created in the region.

The EPA has charged Dow with delaying cleanup of downstream waterways, and found significant and repeated deficiencies, beginning in 2003, in the company's state-mandated work plans. An EPA comment document, dated June 7, 2007, charges the company with impeding progress on cleanup because, according to the EPA, Dow is:

- Not providing detailed implementation schedules to make progress;
- Pursuing fundamentally flawed studies that are inconsistent with federal guidance and of limited value;
- Failing in scope and timing of its workplans to adequately address migration of contaminated sediments into Saginaw Bay to reduce the potential health risk associated with the consumption of contaminated fish and game in the watershed;
- Generating a "pattern" of "missed deadlines and the submittal of incomplete corrective action documents;"
- Improperly applying confidential status to otherwise public data; and
- Failing to report environmental monitoring data.

In our opinion, Dow's statement of opposition to the shareholder resolution is quite misleading, and does not respond to fundamental shareholder and community concerns regarding the contamination.   Dow asserts that the proponents' conclusions are taken out of context and that exposure levels "fall within the range of preliminary estimated background levels for people with no known exposure to dioxins…beyond background."   The company fails to note that such "background" ranges are very wide, with some people at very elevated levels. Falling at the top end of this range still means elevated potential risks to those individuals.

It appears to the proponents that the company's position is that it is acceptable for people living on contaminated property to have higher levels of these toxic compounds in their bodies.

The company cites the University of Michigan study in its opposition statement but neglects some of its key points. The UM study found: "In the Tittabawassee River floodplain near Dow…people had 28 percent higher median levels of total dioxin-like chemicals in their blood than people in a control group in Jackson and Calhoun counties. Dioxins are toxic chemicals." It further found: "Some of the increase was associated with eating certain foods such as fish from local waters contaminated by Dow and other sources, engaging in recreational activities on or near contaminated waters, or having worked at the Dow plant from 1940 to 1959."

"A small portion of the increase was related to living on soil contaminated by Dow." The University of Michigan study also found: "Factors associated with higher levels of dioxin in people's blood" include living on property contaminated by dioxin and/or eating fish or wild game from the Tittabawassee, Saginaw rivers and Saginaw Bay. (pg 10 Findings of the UM Dioxin Exposure Study)

Dow's opposition statement also focuses on a single fish species, Walleye, a sport fish, to minimize health concerns, seemingly ignoring the seriousness of the advisories for women of childbearing age and children, many that rely on a range of fish to subsist.

In our opinion, this response by management is deliberately misleading and inadequate – most inappropriate in light of Dow's promotion of global water stewardship and its Human Element ad campaign.

From the shareholders' perspective, the management's opposition statement itself reinforces our assessment that the management needs to reassess and report in its financial statements the risks to the company including the costs and potential liabilities of continued delay in remediating the contamination, the company's potential reputational damage as a result of cleanup delays, and its ability to locate new facilities among other potential costs.

The management's unresponsive defense of clean-up actions also demonstrates to us that more detailed review of the company's remedial strategy is needed by the management and the Board of Directors with transparency for the shareholders.

The company argues that the existing planning processes with the government are the only processes that can answer the questions posed by the resolution, and refers interested shareholders to the internet to see the vast correspondence moving between the company and government agencies. A summary report for shareholders would, in the proponents' opinion, be far more helpful to shareholders than the suggestion that they wade through thousands of pages on websites.

The report requested by Agenda Item Number Four, in part, would begin to answer some of the substantial questions raised by the management's opposition statement in a form more useful to shareholders, as the resolution states, "summarizing the pace and effectiveness of the environmental remediation process being undertaken by Dow in the vicinity of and downstream from its Midland headquarters." For instance, it is reasonable, appropriate and necessary for shareholders to know:

- What is the company's remediation strategy?
- What are the overall public health and ecosystem impacts of the company's strategy?
- What are the overall goals of the company's remediation strategy?
- How effective are the company's preferred methods at removing dioxin from waterways, floodplains and the food chain?
- How many additional hotspots is the company likely to be asked to remediate in the near term?

Vote yes on the Dow Chemical proxy, Agenda Item Number 4, to urge better transparency of our company's efforts and challenges toward environmental remediation in the Midland, Michigan area.

This communication is not a proxy solicitation, and the Sisters of Mercy, Regional Community of Detroit Charitable Trust will not accept any proxies. We urge shareholders to vote "FOR" this stockholder proposal, Agenda Item 4 on Dow Chemical Company management's proxy.